National Oilwell Varco, Inc.
7909 Parkwood Circle Drive
Houston, TX 77036
PHONE 713-346-7500
FAX 713-346-4524
February 20, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Gary Newberry

Re:	National Oilwell Varco, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008
and September 30, 2008
Filed May 9, 2008, August 8, 2008 and November 4, 2008
File No. 1-12317
Ladies and Gentlemen:
     This letter sets forth National Oilwell Varco’s responses to the comments of the staff (the "Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 13, 2009 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 and Forms 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008.
     For your convenience, we have repeated in bold and italics each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2007
Goodwill Impairment, page 44
1. We have considered your response to our prior comment number two in our letter of December 31, 2008. The disclosures you cite in your response appear to be factors that will impact your revenues and results of operations. With regard to the disclosure of the critical policy for measuring goodwill impairment, we believe this discussion should specifically address why the assumptions used with the various models cited bear risk of change. We reissue our prior comment number two.

U. S. Securities and Exchange Commission

Response: We will include disclosures consistent with the following under Critical Accounting Estimates in our 2008 Form 10-K:
The Company has approximately $5.2 billion of goodwill and $0.8 billion of other intangible assets with indefinite lives on its consolidated balance sheet as of December 31, 2008. Generally accepted accounting principles require the Company to test goodwill and other indefinite-lived intangible assets for impairment at least annually or more frequently whenever events or circumstances occur indicating that goodwill or other indefinite-lived intangible assets might be impaired. Events or circumstances which could indicate a potential impairment include, but not limited to: further sustained declines in worldwide rig counts below current analysts’ forecasts, further collapse of spot and futures prices for oil and gas, significant additional deterioration of external financing for our customers, higher risk premiums or higher cost of equity. The timing and magnitude of any goodwill impairment charge, which could be material, would depend on the timing and severity of the event or events triggering the charge and would require a high degree of management judgment.
The Company performs a review of goodwill for impairment annually or earlier if indicators of potential impairment exist. The annual impairment tests are performed during the fourth quarter of each year. If it is determined that goodwill is impaired the impairment is measured based on the amount by which the book value of goodwill exceeds its implied fair value. The implied fair value of goodwill is determined by deducting the fair value of a reporting unit’s identifiable assets and liabilities from the fair value of that reporting unit as a whole. Additional impairment assessments may be performed on an interim basis if the Company encounters events or changes in circumstances that would indicate that the carrying amount of goodwill and identified intangibles has been impaired.
Fair value of the reporting units is determined based on internal management estimates, forecasts and judgments, using a combination of three methods: discounted cash flow, comparable companies, and representative transactions. While the Company primarily uses the discounted cash flow method to assess fair value, the Company uses the comparable companies and representative transaction methods to validate the discounted cash flow analysis and further support management’s expectations where possible. The discounted cash flow is based on management’s short-term and long-term forecast of operating performance for each reporting unit. The two main assumptions used in measuring goodwill impairment which bears the risk of change and could impact the Company’s goodwill impairment analysis include the cash flow from operations from each of the Company’s individual business units and the weighted average costs of capital for the discount rate. The starting point for each of the fourteen reporting unit’s cash flow from operations is the detailed annual plan. The detailed planning process takes into consideration a multitude of factors including worldwide rig activity, inflationary forces, pricing strategies, customer analysis, operational issues, competitor analysis, capital spending requirements, working capital needs, customer needs to replacing aging equipment, increased complexity of drilling, new technology, and existing backlog among other items which impact the individual reporting unit projections. Cash flows beyond the specific operating plans were estimated using a terminal value calculation, which incorporated historical and forecasted

U. S. Securities and Exchange Commission

financial cyclical trends for each reporting unit and considered long-term earnings growth rates. The financial and credit market volatility directly impacts our fair value measurement through our weighted-average cost of capital that we use to determine our discount rate. During times of volatility, significant judgment must be applied to determine whether credit changes are a short term or long-term trend.
In the fourth quarter of 2008 and in the early stages of 2009, both commodity prices and rig activity dropped significantly and as a result, projections for the remainder of 2009 also reflected substantial declines compared to 2008. The Company updated its operating plans and discounted cash flows based on this information. The goodwill impairment analysis which we performed during the fourth quarter of 2008 and updated as of December 31, 2008, did not result in an impairment in the current year. The Company had no impairment of goodwill for the years ended December 31, 2007 and 2006.
The Company performed a sensitivity analysis on the projected results and goodwill impairment analysis assuming revenue for each individual reporting unit decreased an additional 20% from the current projections for each of the next three years (2009, 2010, and 2011), while holding all other factors constant, and no goodwill impairment was identified for any of the reporting units. The Company believes that such a 20% drop approximately corresponds to a three-year worldwide average rig count in the range of 2,300 to 2,400 active drilling rigs, a level of activity last seen approximately five years ago. The worldwide rig count has been volatile, is reasonably likely to continue to be so in the future, and has varied from a low of 1,458 rigs in 1999 to a high of 5,624 rigs in 1981. In 2008 worldwide rig activity averaged 3,336 active rigs. Additionally, if the Company were to increase their discount rate 200 basis points, while keeping all other assumptions constant, there would be no impairments in any of the reporting units. Inherent in our projections are key assumptions relative to how long the current downward cycle might last. While we believe these assumptions are reasonable and appropriate, we will continue to monitor these, and update our impairment analysis if the cycle downturn continues for longer than expected. While the Company does not believe that these events or changes are likely to occur, it is reasonably possible these events could transpire if market conditions worsen and if the market fails to recover in 2010 and/or 2011. Any significant changes to these assumptions and factors could have a material impact on the Company’s goodwill impairment analysis.
Other indefinite-lived intangible assets, representing trade names management intends to use indefinitely, were valued and are tested for impairment using the Relief from Royalty Method, a form of the Income Approach. An impairment is measured and recognized based on the amount the book value of the indefinite-lived intangible assets exceeds its calculated fair value as of the date of the impairment test. Included in the impairment test are assumptions, for each trade name, regarding the related revenue streams attributable to the trade names, the royalty rate, and the discount rate applied. Based on the Company’s indefinite-lived intangible asset impairment analysis performed during the fourth quarter of 2008, the Company had no impairment of other indefinite-lived intangible assets for the years ended December 31, 2008, 2007 and 2006.
If any of the above assumptions change, including in some cases insignificantly, or fails to materialize, the resulting decline in our trade name’s estimated fair value could result in a

U. S. Securities and Exchange Commission

material impairment charge. The Company performed a sensitivity analysis on the projected results and indefinite-lived intangible asset impairment assuming revenue for each individual trade name decreased an additional 20% from the current projections for each of the next three years (2009, 2010, and 2011), while holding all other factors constant, and a pre-tax non-cash impairment charge of approximately $39 million would be incurred under those assumptions. If the discount rate applied to the fair value calculation increased by 200 basis points, and all other assumptions remained constant, a pre-tax, non-cash impairment charge of approximately $94 million would be incurred under those assumptions.
Quantitative and Qualitative Disclosures About Market Risk, page 47
2. We have considered your response to our prior comment number three. In providing your expanded disclosures for Fiscal Year 2008 required by Regulation S-K Item 305(a)(1), please include the following items and revisions:
•	Your tabular presentation should be by risk category as defined in the Item cited, not by hedge designation,

•	Contract terms, including weighted average settlement prices, should be provided as required by Regulation S-K Item 305(a)(1)(i)(A)(2) and instruction 2.A.ii of instructions to paragraph 305(a),

•	Foreign currency exchange risk should be grouped by functional currency as required by Regulation S-K Item 305(a)(1)(i)(A)(3), and

•	Summarized risk information for the previous fiscal year and a discussion of material changes should be provided as required by Regulation S-K Item 305(a)(3).
Response: We hereby confirm that in providing our expanded disclosures for Fiscal Year 2008, we will address and include the items and revisions you have requested in the bullet points above.
3. We note you have disclosed cash flow, fair value and balance sheet hedges in U.S. dollars, which are described in the preceding narrative as a foreign currency exposure. As your reporting and primary functional currency appears to the U.S. dollar, please provide further explanation as to what is being hedged, what market risk exposure category it represents and how it will be presented in your revised tabular disclosure.
Response: The Company’s primary market risk exposure is foreign currency exchange rate risk associated with net assets, liabilities, revenues and costs denominated in currencies other than the functional currency of our foreign operation at risk. In order to mitigate this risk, we utilize foreign currency forward contracts to offset exposures to currency fluctuations of nonfunctional currency amounts. Our tabular disclosure included in our 2008 Form 10-K will present contract amounts and rates grouped by functional currency.

U. S. Securities and Exchange Commission

Notes to Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies
Contingencies, page 68
4. We have considered your response to our prior comment number four. Please confirm that, in addition to conforming to Statement of Financial Accounting Standards (FASB) 5, your policy also conforms to FASB Interpretation 14, and revise your disclosure as appropriate.
Response: Our policy related to contingencies conforms to Statement of Financial Accounting Standard No. 5 and FASB Interpretation 14. The Company will include the following additional disclosure in future filings, including its 2008 Form 10-K:
“In circumstances where the most likely outcome of a contingency can be reasonably estimated, we accrue a liability for that amount. Where the most likely outcome cannot be estimated, a range of potential losses is established and if no one amount in that range is more likely than any other, the low end of the range is accrued.”
In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (713) 346-7606.
Sincerely,
/s/ Clay Williams
Clay Williams
Senior Vice President and Chief Financial Officer